1-A/A

07048907

RECEIVED
MAR 27 2007
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Loans4Less.com, Inc.
210 Avenue I, Suites E and F
Redondo Beach, California 90277

March 26,2007

RECD S.E.O.
MAR 27 2007
1080

John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Loans4Less.com, Inc. Offering Statement on Form 1-A
Request for Acceleration of Qualification
File No. 24-10173

Dear Mr. Reynolds:

Loans4Less.com, Inc. hereby requests acceleration of qualification of its Form 1-A filed pursuant to Regulation A, File no. 24-10173. The Company requests qualification to be effective as of 9:00 a.m.,Thursday, March 29, 2007.

The Company acknowledges that:

* Should the Securities and Exchange Commission or its staff, acting pursuant to its delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or its staff, acting pursuant to its delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PROCESSED

Steven M. Hershman, President

MAR 28 2007
THOMSON
FINANCIAL

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